October 23, 2024

Michael Welch
Chief Financial Officer
Asbury Automotive Group Inc.
2905 Premiere Parkway NW
Suite 300
Duluth, GA 30097

       Re: Asbury Automotive Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-31262
Dear Michael Welch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services